UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPI ENERGY CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Dr. Choi Chiu Fai Stanley

Head & Shoulders Global Investment Limited

(formerly Robust Elite Limited)

25 Floor, COSCO Tower, Queen’s Road

Central, Hong Kong

(852) 3103 8338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares.

CUSIP Number:  78470H109

1.	Name of Reporting Person Head & Shoulders Global Investment Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,750,000 ordinary shares, represented by ADSs
	8.	Shared Voting Power
	9.	Sole Dispositive Power 18,750,000 ordinary shares, represented by ADSs
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000 ordinary shares, represented by ADSs
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 2.9%*
14	Type of Reporting Person CO

*	Based upon 641,665,172 ordinary shares issued and outstanding as of February 15, 2016.

This amendment No. 1 (“Amendment No. 1”) is filed by Head & Shoulders Global Investment Limited (formerly Robust Elite Limited, the “Reporting Person”).

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Person with respect to the ordinary shares, par value US$0.000001 per share, of SPI Energy Co., Ltd., a Cayman Islands company (previously Solar Power, Inc., a California corporation) (the “Issuer”), filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2015 (the “Original Schedule 13D”).

ITEM 1. SECURITY AND ISSUER

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Issuer was re-organized as SPI Energy Co., Ltd. under the laws of the Cayman Islands. Its principal executive office is 7F/B Block, 1st Building, Jinqi Plaza, No. 2145 Jinshajiang Road, Putuo District, Shanghai, People’s Republic of China.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 8, 2016, the Reporting Person entered into a share purchase agreement with Ms. Zhou Shan (the “SPA”) . Pursuant to the SPA, the Reporting Person sells to Ms. Zhou Shan 8,750,000 ADSs at a purchase price of US$7.64 per ADS, the closing price of the ADSs on Nasdaq on February 16, 2016 (the “Per Share Purchase Price”).

It is currently anticipated that, at the Per Share Purchase Price, Ms. Zhou Shan shall pay US$66,850,000 (the “Aggregate Purchase Price”) to the Reporting Person for the acquisition of ADSs. Under the SPA, Ms. Zhou Shan will pay to the Reporting Person a sum of US$14,000,000 upon closing with personal funds, with the balance of the Aggregate Purchase Price, being US$52,850,000, to be repaid within a period of four (4) years from the date of the SPA, with an interest of four percent (4%) per annum for the balance repaid in the second two years.

Other than as set forth in this Amendment No. 1, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The description of the transaction contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 7.01.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 1, the Reporting Person directly owns 1,875,000 ADSs, representing 18,750,000 ordinary shares of the Issuer and consisting 2.9% of the total outstanding ordinary shares of the Issuer.

The above disclosure of percentage information is based upon 641,665,172 ordinary shares issued and outstanding as of February 15, 2016.

Except as set forth in Item 4 of this Amendment No. 1, the Reporting Person has not effected any transaction in the ordinary shares or ADSs during the past 60 days.

Except as set forth in this Item 5, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ADSs.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The matters set forth in Item 4 of this Amendment No. 1 are incorporated in this Item 6 by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

7.01	Share Purchase Agreement by and between Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) and Zhou Shan, dated as of March 8, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2016

Head & Shoulders Global Investment Limited (Formerly Robust Elite Limited)

By:	/s/ Choi, Chiu Fai Stanley
Name:	Choi, Chiu Fai Stanley
Title:	for Unitone Group Limited as director